Mail Stop 7010

            October 18, 2005

Mr. Yu Li
Chairman
Jilin Chemical Industrial Company Limited
No. 9 Longtan Street, Longtan District
Jilin City, Jilin Province, PRC 132021

	RE:	Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 1-13750

Dear Mr. Yu:

      This letter was initially sent to you on June 20, 2005 and again on September 16, 2005. Our attempts to contact you regarding your response to our letter have been unsuccessful. Please respond to this letter within 10 business days or tell us when you will provide us with a response. You may contact us at the telephone numbers listed at the end of this letter.

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US
GAAP literature. If your accounting under International Financial Reporting Standards differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.

Operating and Financial Review and Prospects, page 37

Year Ended December 31, 2004 Compared with Year Ended December 31,
2003, page 39
2. Please also discuss the business reasons for the changes between periods in the gross profit and income (loss) of each of your segments discussed in Note 30 of your financial statements. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like, since it will still appear in your next Form 20-F. See Item 5 of Form 20-F.

Contractual Obligations, page 47
3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Evaluation of Disclosure Controls and Procedures, page 76
4. If, as we assume, you assessed your disclosure controls and procedures as of the end of the period covered by your report on Form
20-F, rather than within 90 days of the end of the period, please revise your disclosures to state this. Please refer to Item 15(a) of
Form 20-F.

Financial Statements

Note 2 - Summary of Principal Accounting Policies, page 7
5. Please disclose the types of expenses that you include in the cost of sales, distribution costs, administrative expenses and other operating (expenses) income line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:

* the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

* in MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as distribution costs.

Note 13 - Accounts Receivable, page 18
6. Please disclose the nature of the significant receivables for which you recorded a reserve prior to 2002.

Note 16 - Property, Plant and Equipment, page 21
7. Please breakout the plant and machinery line item into smaller and more meaningful components. In addition, the range of useful lives for your machinery and equipment of 8 to 28 years is very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 31 - Significant Differences Between IFRS and US GAAP, page
41
8. We have reviewed your policy of capitalizing technical know-how under IFRS in note 2(G)(i). Please provide us with additional information to help us understand the appropriateness of your capitalization of acquired technical know-how under US GAAP, including SFAS 141 and 142.
9. We have reviewed your policy of carrying inventory at the lower of
cost or net realizable value in note 2(H). However, we also note that the balance sheet and note 14 appear to indicate that inventory is carried at an amount in excess of net realizable value.  Please advise.
10. Please also address how the significant difference between the carrying value of your inventory and its net realizable value is reflected in your reconciliation from IFRS to US GAAP. Please tell us how your accounting under US GAAP is consistent with paragraph
8
of Chapter 4 of ARB 43.


*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Scott Watkinson, Staff Accountant, at (202)
551-3741, or in his absence, me at (202) 551-3769 with any other questions.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Yu Li
Jilin Chemical Industrial Company Limited
October 18, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE